SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Global Traffic Network, Inc.

(Name of Subject Company)

Global Traffic Network, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 Per Share

(Title of Class of Securities)

37947B 10 3

(CUSIP Number of Class of Securities)

William L. Yde III

Global Traffic Network, Inc.

880 Third Avenue, 6th Floor

New York, New York 10022

(212) 896-1255

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Thomas C. Janson, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, New York 10005

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Global Traffic Network, Inc. (“Global”) filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2011, as amended by Amendment No. 1 thereto, filed with the SEC on August 25, 2011, and Amendment No. 2 thereto, filed with the SEC on September 6, 2011 (as so amended, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by GTCR Gridlock Acquisition Sub, Inc., a Nevada corporation and a direct wholly-owned subsidiary of GTCR Gridlock Holdings, Inc., a Delaware corporation, which is an indirect wholly-owned subsidiary of GTCR Gridlock Holdings (Cayman), L.P., a Cayman Islands exempted limited partnership, disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on August 9, 2011, to purchase all of Global’s outstanding Shares for $14.00 per Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated August 9, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule 14D-9 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

This Amendment No. 3 is filed in connection with the Memorandum of Understanding, dated September 13, 2011, between the parties to the complaint filed on August 31, 2011 in the Supreme Court of the State of New York, New York County captioned Broadbased Equities v. William L. Yde III, et al. (as described more fully below in Item 8 to this Amendment No. 3, the “Memorandum of Understanding”). The Memorandum of Understanding provides for the settlement, subject to court approval and the completion of the Offer and the Merger, of such stockholder action (the “Settlement”). As part of the Settlement, all of the defendants have agreed to, among other things, provide certain supplemental disclosures as set forth below in this Amendment No. 3 to the Schedule 14D-9.

Item 4.	The Solicitation Or Recommendation.

•

The last sentence of the penultimate paragraph on page 12 of “Item 4(a)(2). The Solicitation Or Recommendation – Background of the Transaction” is hereby amended and restated in its entirety to read as follows:

“During the Special Committee’s interview process and prior to be being formally engaged by the Special Committee, Moelis disclosed to the Special Committee the fact that it had previously been engaged by GTCR and its affiliates. For a more detailed description of Moelis’ engagement as well as a description of Moelis’s previous work with GTCR and compensation related thereto, please see “Item 5(a) — Persons/Assets Retained, Employed, Compensated Or Used — Opinion of the Financial Advisor to the Special Committee”.

•	The following paragraph shall be added on page 14 of “Item 4(a)(2). The Solicitation Or Recommendation – Background of the Transaction” in its appropriate chronological location:

“On July 19, representatives of Moelis contacted representatives of Milbank to discuss the possible engagement of Moelis by an affiliate of GTCR to provide financial advisory services in connection with a potential acquisition of a public company by a GTCR affiliate. Representatives of Milbank notified members of the Special Committee and such potential relationship was discussed by the Special Committee at its subsequent meeting. For a more detailed description of Moelis’ work with GTCR and compensation related thereto, please see “Item 5(a) — Persons/Assets Retained, Employed, Compensated Or Used — Opinion of the Financial Advisor to the Special Committee”.

•	The following paragraphs shall be added at the end of “Item 4(a)(2). The Solicitation Or Recommendation – Background of the Transaction”:

“Under the terms of the Merger Agreement, during the period beginning on the date of the Merger Agreement and continuing until 11:59 p.m., New York City time, on September 13, 2011 (such period, the “Go-Shop Period”), Global and its representatives were permitted to (i) solicit, initiate, facilitate and encourage any Competing Proposals (as defined in the Merger Agreement), and (ii) enter into, continue or otherwise participate in any discussions or negotiations with respect to any Competing Proposal or otherwise cooperate with or assist or participate in or facilitate any such discussions or negotiations or any effort or attempt to make any Competing Proposal, in each case subject to the limitations set forth in the Merger Agreement and as more fully described in the Offer to Purchase.

During the Go-Shop Period, under the supervision of the Special Committee, Moelis contacted 80 potential bidders, which consisted of 23 strategic parties and 57 financial parties, to determine their level of interest in exploring an acquisition of Global. During the Go-Shop Period, Global entered into Acceptable Confidentiality Agreements (as defined in the Merger Agreement) with five parties, of which one was a strategic party and four were financial parties. None of these parties, however, submitted an inquiry or proposal that specified or suggested a price for an acquisition of Global or otherwise constituted a Competing Proposal. As a result of the foregoing, (i) the Special Committee determined that no party qualified as an Exempted Person (as defined in the Merger Agreement), and (ii) the Go-Shop Period terminated as of 11:59 p.m., New York City time, on September 13, 2011, without extension.”

•

The 10th bullet of the subsection entitled “Potentially Negative Factors” on page 22 under “Item 4(b). The Solicitation Or Recommendation – Reasons for the Recommendation of the Special Committee and Global’s Board of Directors” shall be amended and restated in its entirety to read as follows:

“Tax Treatment. The Special Committee considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes. However, the Special Committee did not specifically consider the United States federal income tax treatment of the contribution of shares of Company common stock by Mr. Yde pursuant to the Contribution Agreement, which, depending on certain facts relating to the Parent, may be eligible for tax deferral for U.S. federal income tax purposes.”

Item 5.	Persons/Assets Retained, Employed, Compensated Or Used.

•

The last two sentences of the initial paragraph of the subsection entitled “General” on page 29 under “Item 5(a). Person/Assets Retained, Employed, Compensated Or Used – Opinion of the Financial Advisor to the Special Committee” shall be amended and restated in their entirety to read as follows:

“In arriving at its fairness determination, Moelis considered under the circumstances the discounted cash flow analysis as the most appropriate valuation methodology, but considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Moelis believes, on the basis of its experience and professional judgment, that the totality of the factors considered and analyses it performed in connection with its opinion supports its determination as to the fairness from a financial point of view as of the date of its opinion of the Consideration to be received by the Shareholders other than the Excluded Persons.”

•

The penultimate paragraph of the subsection entitled “General” on page 30 under “Item 5(a). Person/Assets Retained, Employed, Compensated Or Used – Opinion of the Financial Advisor to the Special Committee” shall be amended and restated in its entirety to read as follows:

“Moelis acted as financial advisor to Global in connection with the Transaction and will receive a fee of approximately $1,250,000 for its services comprised of (i) a $500,000 fee paid upon delivery of its opinion, which is to be credited against (ii) a transaction fee contingent upon the consummation of the Transaction equal to the sum of $1,000,000 plus 5.0% of transaction value for amounts in excess of a purchase price of $13.75 per share of Global common stock. As a result of such credit, a $750,000 transaction fee remains contingent upon the consummation of the Transaction. In addition, Global has agreed to indemnify Moelis for certain liabilities arising out of its engagement. In the ordinary course of business, Moelis’ affiliates may trade securities of Global for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. In the past two years, Moelis has provided investment banking and other services to affiliates of GTCR. Such services during such period have included providing financial advisory services to an affiliate of GTCR in connection with the restructuring of one of its portfolio companies (in which such affiliate holds a minority interest), for which Moelis received customary compensation. In connection with the above described matters, GTCR and its affiliates have paid fees to Moelis of approximately twice the amount of the fees being paid to Moelis in connection with the Transaction. In addition, since Moelis’ engagement by Global, Moelis was engaged by an affiliate of GTCR to provide financial advisory services in connection with a potential acquisition of a public company, for which it expects to receive a fee of approximately $2 million, contingent on the successful completion of the potential acquisition. Finally, Moelis may be seeking to provide, and may in the future provide, investment banking and other services to GTCR and/or its affiliates and may receive compensation for the rendering of such services.”

Item 8.	Additional Information To Be Furnished.

•

The following disclosure shall be added at the end of subsection (10) entitled “Legal Proceedings” on page 45 under “Item 8(c). Additional Information to Be Furnished – Other material information”, as such subsection was most recently amended by Amendment No. 2 to the Schedule 14D-9:

“On September 13, 2011, the parties to the complaint filed on August 31, 2011 in the Supreme Court of the State of New York, New York County captioned Broadbased Equities v. William L. Yde III, et al. entered into a Memorandum of Understanding (the “Memorandum of Understanding”) providing for the settlement, subject to court approval and the completion of the Offer and the Merger, of such stockholder action (the “Settlement”). The Settlement will be submitted to the Supreme Court for approval. If approved, the Settlement will resolve all of the allegations and claims asserted by the plaintiffs and the class against all defendants in connection with the Offer and the Merger and will further provide for the release and settlement by the class of the Company’s shareholders of all claims against all defendants in connection with the Offer and the Merger. As part of the Settlement, all of the defendants deny all allegations of wrongdoing as alleged by the plaintiffs in the complaint, but have agreed to provide certain supplemental disclosures as set forth in Amendment No. 3 to the Schedule 14D-9 and to extend the expiration date of the Offer until 5:00 p.m., New York time, on September 23, 2011. The Settlement will not affect the amount of consideration to be paid pursuant to the Offer and the Merger. The foregoing summary of the Memorandum of Understanding does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which is filed as an exhibit hereto and incorporated herein by reference.”

Item 9.	Exhibits.

Item 9 is hereby amended to add the following exhibit:

Exhibit No.	Document

(a)(5)(G)	Memorandum of Understanding, dated September 13, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL TRAFFIC NETWORK, INC.

By:	/s/ Scott E. Cody
Name:	Scott E. Cody
Title:	Chief Operating Officer, Chief Financial Officer and Treasurer

Dated: September 14, 2011

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